Mail Stop 4720

May 27, 2010

Via Facsimile and U.S. Mail

Marshall Woodworth
Vice President-Finance
Furiex Pharmaceuticals, Inc.
3900 Paramount Parkway, Suite 150
Morrisville, North Carolina 27560

Re: **Furiex Pharmaceuticals, Inc.**
Registration Statement on Form 10-12B, filed February 24, 2010
File No. 001-34641

Dear Mr. Woodworth:

We have completed our review of your Registration Statement on Form 10-12B and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director